WOODSIDE

17 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- The Deliberate Search for the Strategraphic Trap – Geological Society of London, lodged with the Australian Stock Exchange on 17 May 2004;
- Otway Gas Project Update – Victorian Oil & Gas Conference, lodged with the Australian Stock Exchange on 17 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 5/27

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 17 MAY 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

THE DELIBERATE SEARCH FOR THE STRATEGRAPHIC TRAP
GEOLOGICAL SOCIETY OF LONDON

Woodside's Senior Geologist, Geoff Freer presented to the Geological Society of London last week. A copy of the presentation, entitled "Exploring for Stratigraphic Traps in Frontier West Africa", is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under Presentations.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 17 MAY 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

VICTORIAN OIL & GAS CONFERENCE

Woodside's Otway Project Manager, Mike Shearman presented to the Victoria Oil & Gas Conference last week. A copy of the presentation, entitled "Otway Gas Project Update", is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under Presentations.